Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

August 2, 2021

Ms. Asia Timmons-Pierce

Mr. Jay Ingram

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lilium B.V. Amendment No. 2 to Registration Statement on Form F-4 Filed July 14, 2021 File No. 333-255800

Dear Ms. Timmons-Pierce and Mr. Ingram:

This letter is submitted on behalf of Lilium B.V. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form F-4 (the “Amendment”) submitted on July 14, 2021, as set forth in the Staff’s letter dated July 26, 2021 to Barry Engle, Chief Executive Officer (the “Comment Letter”). The Company is concurrently filing its Amendment No. 3 to Registration Statement on Form F-4 (the “Third Amendment”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amendment, and page references in the responses refer to the Third Amendment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Third Amendment.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Second Amendment (marked to show changes from the Amendment).

Ms. Asia Timmons-Pierce
Mr. Jay Ingram
Securities and Exchange Commission
August 2, 2021

F-4/A filed July 14, 2021

General

1.                  We note your response to comment 18 and reissue our comment. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response to Comment No. 1.              The Company respectfully advises the Staff that, following its discussion with the Staff, it believes that the disclosure currently on pages 18 and 99 of the Third Amendment are sufficient disclosure.

2.                  We note your response to comment 19 and reissue our comment. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response to Comment No. 2.              The Company respectfully advises the Staff that it has revised the disclosure on page 18 and 99 of the Third Amendment in response to the Staff’s comment.

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Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570 - 1526.

Sincerely,

/s/ John T. Haggerty

Enclosures

cc: Barry Engle, Chief Executive Officer, Lilium B.V.

Sam Gabbita, Chief Financial Officer, Lilium B.V.

Jocelyn M. Arel, Esq., Goodwin Procter LLP